Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 6, 2015

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-191119)
Registration Statement on Form N-2

Dear Mr. Parachkevov:

Enclosed for filing herewith is Pre-Effective Amendment No. 1 to the above-referenced filing (the “Registration Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), initially filed on September 19, 2014. This is being filed to respond to the Staff’s comments received on October 17, 2014. Please note we are also filing a request for acceleration such that the Registration Statement will be declared effective on Friday, July 10, 2015 or as soon thereafter as practicable.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell